

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2011

Mr. Richard A. Rappaport, President and Director
WRASP 33, Inc.
4737 North Ocean Drive
Suite 207
Lauderdale by the Sea, FL 33308

> **Re:** **WRASP 33, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed January 31, 2011**
> **File No. 000-54266**

Dear Mr. Rappaport:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form 10-12G, filed January 31, 2011

Business of Issuer, page 1

1.   We note from your disclosure that management has interests in other shell companies. Please revise your disclosure to address any conflicts of interest regarding other affiliated shell companies.

2.   Revise where necessary to clarify who WestPark Capital, Inc. and WestPark Capital Financial Services, LLC are, the differences between them and when the each entity is being discussed. As a non-exclusive example, we note that WestPark Capital Financial Services, LLC is defined as "WestPark LLC" on page seven and "WestPark Capital" on page 17.

3.   We note your disclosure on page four that "management intends to use its existing business contacts and relationships in order to identify a business combination target." We further note, on page eight, that Messrs. Rappaport and Pintsopoulos have experience as founders of multiple blank check companies. Please revise here and elsewhere as appropriate to briefly describe management's experience in identifying and conducting reverse mergers and other transactions as contemplated by you.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 4

4.   Please revise to discuss in greater detail the "industry professionals" referenced on pages three and six. In your discussion, identify the industry professionals and disclose what information they have provided the company.

5.   You state in Note 1 to your financial statements that your ability to continue as a going concern depends upon your ability to develop additional sources of capital, complete a business combination and achieve profitable operations. Please revise to provide additional disclosure about the length of time you estimate you can continue as a going concern without obtaining additional sources of capital, completing a business combination or generating profitable operations.

Properties, page 6

6.   We note that you use office space and equipment of WestPark Capital, Inc. Please revise to provide a more detailed description of the space. Include in your description, among other things, the location of the facility and address the suitability and adequacy of the property. See Item 102 of Regulation S-K.

Directors and Executive Officers, page 8

7.   Revise to include beginning dates and ending dates, if applicable, to your director and officer biographies. For instance, it is unclear when Messr. Pintsopoulos joined WestPark Capital, Inc. and WestPark Capital Financial Services, LLC. See Item 401 (e) of Regulation S-K.

Prior Blank Check Company Experience, page 9

8.   We note that your management serves as officers and directors for numerous blank check companies. Please explain the purpose of these other companies and discuss the impact they will have on the registrant.

9.   We note the discussion of the blank check or shell companies in which your promoters and management may have been involved. Please revise the discussion to include the amount of consideration given and received in the noted business combinations. Also clarify whether the companies that have had business combinations currently have a trading market, if so identify the trading market and indicate the price of their securities on the trading market.

Certain Relationships and Related Transactions, and Director Independence, page 17

10.   We note that WestPark Capital Financial Services, LLC advanced the company approximately $39,500 for fees and expenses associated with this Form 10. Please revise to disclose the material terms of the written or oral agreement between WestPark Capital Financial Services, LLC and the company. We may have further comment.

11.   We note that the company received $17,250 from various stockholders to pay for operating expenses. Please provide the disclosure required by Item 404(d) of Regulation S-K or advise us why it is not required.

12.   We note your disclosure that "[m]ost services are provided at no charge by WestPark Capital" in Note 3 to the financial statements. See page F-9. Please revise to advise us what services are provided to the company for a fee and quantify that value.

Market Price of and Dividends on the Registrant's Common Equity and Related Shareholder Matters, page 18

13.   Please provide the disclosure required by Item 201(a)(2) of Regulation S-K.

Recent Sales of Unregistered Securities, page 19

14.   We note from your exhibits that you appear to rely on Regulation D, in addition to Section 4(2) of the Securities Act of 1933, for your June 4, 2009 and December 20, 2010 sales of unregistered securities. Please revise to state your reliance on Regulation D, the specific rule of Regulation D you relied upon and briefly state the facts relied upon to make the exemption available or advise. See Item 701(d) of Regulation S-K.

15.   We note you indicate your reliance on Section 4(2) of the Securities Act for the issuances on June 4, 2009 and December 20, 2010. Please revise to briefly state the facts relied upon to make the exemption available.

16.   We note your statement that "in connection with the terms and conditions of the 2010 Purchase Agreements, the Investors agreed to reimburse WestPark Captial an aggregate amount equal to 12% of the fees and expenses advanced by WestPark Capital …." Please revise to clarify your statement.

Description of Registrant's Securities to be Registered, page 19

17.   We note you indicate in the section "(c) warrants", on page 20, that there are no warrants outstanding. Please revise as appropriate.

Exhibits

18.   We note your use of WestPark Capital, Inc.'s office space and equipment. We further note your receipt of $17,250 from various stockholders to pay for operating expenses and the terms outlined in Note 5 on page F-10.   Please provide a written description of any written or oral agreements with WestPark Capital, Inc. and your stockholders, regarding these matters or advise. See Question 146.04 of the Regulation S-K Compliance and Disclosure Interpretations available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

19.   Exhibits 10.1 and 10.2 appear to be missing exhibits, schedules, or attachments. Please file these exhibits in their entirety as required by Item 601(b)(10) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Richard A. Rappaport
WRASP 33, Inc.
February 25, 2011
Page 5

       Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may Erin Wilson at (202) 551-6047 or David Link at (202) 551-3356 with any other questions.

       Sincerely,

       /s/ David Link for

       John Reynolds
       Assistant Director